82-5779

# WACHTELL, LIPTON, ROSEN & KATZ



51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000



May 2, 2002

02028786

**By Federal Express**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 5/6

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On April 22, 2002, Rexel S.A., a subsidiary of the Company, issued a press release announcing its sales for the first quarter of 2002. A copy of this press release is attached as Appendix A to this letter.

2. On April 23, 2002, the Company issued a press release announcing its sales for the first quarter of 2002. A copy of this press release is attached as Appendix B to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

## *Financial news*

### Sales for 1st quarter of 2002: first quarter of 2002 in line with forecasts

REXEL's consolidated sales for the first quarter of 2002 stood at 1.849 billion compared with 1.963 billion for the first quarter of 2001, down by 5.8%.

The net changes in Group structure contributed 26 million to the rise in sales. Foreign exchange fluctuations contributed a further 39 million.

Since the beginning of the year, on a comparable basis in terms of structure, exchange rate and number of days, Group sales fell by 6.8%, on a high 2001 base (up 2.6% for the first quarter of 2001). This compares with a decline of 8.5% in the last quarter of 2001.

Sales growth, broken down by geographical region on a comparable basis in terms of structure, exchange rate and number of days, was as follows:

- **Europe**: - 4.7%
- **North America**: - 10.6%
- **Latin America**: + 0.0%
- **Oceania**: + 0.4%

Despite improvements, in the United States in particular, compared with the last months of 2001, the Group maintains its forecast for the first half of 2002, down on the same period for 2001. Given the current positive indications, REXEL forecasts more favourable growth for the

second half of the year. In this context, the Group is actively pursuing its cost?cutting measures, as well as the upgrading of tools required for the development of the business, thus remaining ready to benefit from any opportunity arising from a pick?up in activity.

REXEL, a subsidiary of PINAULT-PRINTEMPS-REDOUTE, is the world's leading distributor of electrical parts and supplies, with 1,900 sales outlets in 33 countries and 24,000 employees.

**Press contacts**:
**Valérie Nowak:** (33) 1 42 85 59 89

**Financial analyst/investor contacts:**
**Jean-Philippe Facques:** (33) 1 42 85 57 61

**PINAULT**
**PRINTEMPS-REDOUTE**

Appendix B

Paris, April 23, 2002

# PRESS RELEASE

**First quarter 2002 sales**
**in line with expectations**

- **Group sales for the first quarter of 2002 amounted to EUR 6,705.6 million, down 0.9% in actual terms compared with the first quarter of 2001. In line with expectations, this quasi-stability reflects the Group's excellent capacity of resistance amidst challenging economic conditions and with a particularly unfavourable basis of comparison. On a comparable basis in terms of structure, exchange rate and number of days, Group activity slipped by 1.7%.**
- **On a comparable basis, sales in North America reflects the beginning of a turning trend**
  **(-10% against a decline of –15% in November and December 2001). Excluding, North America, and taking into account a very high 2001 first quarter (+8.2%), the activity is slightly down at –0.8%.**
- **These different evolutions meet the Group's anticipations for the first quarter. Taking into account the high comparison basis and with a cautious view on the speed of the recovery in the United States as well as in Europe, the Group foresees nonetheless a gradual improvement of its activity. Although, cost cutting measures and actions to improve purchasing are on track with the Group's targets.**

| In million of euros | 31/03/02 | 31/03/01 Actual | 31/03/01 Comparable | Variation Actual | Comp. basis Structure & exch. rate | Comp.basis Structure, exch. rates & number of days* |
|---|---|---|---|---|---|---|
| Printemps | 215.9 | 215.2 | 215.2 | +0.3% | +0.3% | +1.3% |
| Conforama | 646.5 | 659.9 | 666.9 | -2.0% | -3.1% | -2.3% |
| Redcats | 1 084.2 | 1 133.1 | 1 157.0 | -4.3% | -6.3% | -5.1% |
| Fnac | 781.6 | 752.0 | 751.3 | +3.9% | +4.0% | +5.1% |
| Orcanta | 10.8 | 7.8 | 7.8 | +38.5% | +38.5% | +39.7% |
| **Retail** | **2 739.0** | **2 768.0** | **2 798.2** | **-1.0%** | **-2.1%** | **-1.1%** |
| **Luxury goods** | **712.4** | **667.1** | **682.1** | **+6.8%** | **+4.4%** | **+4.4%** |
| Rexel | 1 849.2 | 1 963.1 | 2 027.8 | -5.8% | -8.8% | -6.8% |
| Pinault Bois & Matériaux | 330.1 | 329.1 | 335.2 | +0.3% | -1.5% | 0.0% |
| Guilbert | 490.0 | 487.0 | 511.8 | +0.6% | -4.3% | -2.1% |
| CFAO | 387.1 | 353.5 | 360.4 | +9.5% | +7.4% | +7.4% |
| **Business to Business** | **3 056.4** | **3 132.7** | **3 235.2** | **-2.4%** | **-5.5%** | **-3.8%** |
| **Credit and Financial Services** | **201.5** | **197.8** | **196.8** | **+1.9%** | **+2.4%** | **+2.4%** |
| **Misc.** | **6.5** | **7.3** | **7.6** | **-11.0%** | **-14.5%** | **-14.5%** |
| *(Eliminations)* | *(10.2)* | *(9.1)* | *(9.1)* | *na* | *na* | *na* |
| **TOTAL** | **6 705.6** | **6 763.8** | **6 910.8** | **-0.9%** | **-3.0%** | **-1.7%** |

* *Excluding calendar effect*

On a comparable basis in terms of structure, exchange rate and number of days, Group sales fell by 1.7%, of which -1.1% for the Retail division, +4.4% for Luxury Goods, -3.8% for Business-to-Business and +2.4% for Credit and Financial Services.

At March 31, 2002, the difference between actual and comparable sales reflected the positive impact of changes in Group structure, which totalled EUR 80.7 million, changes in exchange rates, which amounted to EUR 66.3 million, and the calendar effect for EUR -85.4 million.

Total sales from Internet activity stood at EUR 177.2 million at March 31, 2002, versus EUR 84.4 million for the first quarter of 2001. Internet sales represent 2.6% of total Group sales.

**RETAIL DIVISION**

At March 31, 2002, Retail division sales were down 1% in actual terms and 1.1% on a comparable basis in terms of structure, exchange rate and number of days. All the Retail division companies have demonstrated their excellent capacity to withstand the economic slowdown, particularly after a very positive first quarter in 2001, up 6.3% on a comparable basis.

- In the first quarter of 2002, **Printemps** sales grew 0.3% on both an actual and comparable basis and 1.3% excluding the calendar effect. This growth, after a particularly strong first quarter in 2001 (up 8.5%), marks an upturn compared with the last quarter of 2001, reflecting the company's positive performance despite the slowdown in the apparel sector (down 1.7% at the end of February according to the CTCOE). Department store activity dropped by 2%, with the Haussmann store's improved performance compared with the chain, supported by sales in the Luxury Accessories department (up 19.4% at March 31, 2002). Activity in the sports equipment and apparel sector shot up by 22.6% for Citadium and 13% for Made in Sport (at constant stores).

- **Conforama** recorded a 2% drop in actual sales, after an exceptional rise of 10.4% in the first quarter of 2001. After adjustment for the calendar effect, company sales fell 2.3% on a comparable basis. In France, activity in Conforama retail outlets slowed, with a 3.5% drop in activity for the household goods sector. Abroad, Switzerland recorded strong growth on a comparable basis (10.7%); activity in Portugal grew by 2% and Spain recorded a 4.1% growth.

- Actual **Redcats** sales dipped 4.3%. On a comparable structure and exchange rate basis, activity dropped 5.1%, adjusted for calendar effects. This reflects Redcats' healthy performance despite the drop in mail-order activity particularly in France, the United Kingdom and the United States. In France, the Redoute catalogue improved its performance by 1.7 point, with activity down 6.1% in the mail-order sector. Improved sales for the spring-summer catalogue reflect a marked recovery in activity in March. VertBaudet's activity grew substantially (12%), and Cyrillus and Somewhere recorded growth rates of 5.5% and 4.7% respectively. Abroad, business was down by 7% in the United States and 8.7% in the United Kingdom. Internet sales represent 8% of total company sales, of which 14.4% for Brylane, 11% for Redcats Nordic and 5.7% for Redoute France.

- **Fnac** recorded sales growth of 3.9% in actual terms and 4% on a comparable structure and exchange rate basis. The first quarter was marked by strikes in the Paris stores, as well as some stores outside Paris, since mid-February (impact estimated at 1.3%) and an unfavourable calendar effect of 1%. After adjustment for both of these factors,Fnac sales grew by 6.3%. International activity was up 19.1%, with strong growth in Portugal (up 22.1%) and sound performance in Spain (up 9.3%). Internet activity was multiplied by 2.2, totalling a 1.2% of total company sales.

- Orcanta Lingerie maintained its fast-pace growth, up 38.5%, reflecting the opening of 18 stores in 2001.

## CREDIT AND FINANCIAL SERVICES DIVISION

Division sales grew 1.9% in real terms and 2.4% on a comparable basis. Average outstanding interest-bearing loans in the consumer credit portfolio dipped slightly by 0.4% on a comparable basis, compared with the end of March 2001.

## LUXURY GOODS DIVISION

Division sales represent sales for Gucci between November 2001 and January 2002. Activity rose 6.8% in actual terms and 4.4% on a comparable basis, reflecting the Division's strong performance despite difficult international conditions and the slowdown in the United States. This growth also reflects the positive impact of the changes in group structure, totalling EUR 15.7 million (primarily due to the carryover impact of Bottega Veneta). Excluding North America, activity increased by 7.6% in actual terms and 12.2% on a comparable basis.

## BUSINESS-TO-BUSINESS DIVISION

The economic slowdown in North America and Europe weighed heavily on the Division, which recorded a drop in first-quarter sales of 2.4% in actual terms and 3.8% on a comparable basis in terms of structure, exchange rate and number of days. Excluding North America, sales fell by 1.1% in actual terms and 3.2% on a comparable basis.

- **Rexel** sales were down 5.8% in actual terms and 6.8% on a comparable basis in terms of structure, exchange rate and number of days. This reflects the improvement in activity compared with the fourth quarter of 2001, down 8.4% on a comparable basis and 8.5% on a constant number of days basis.

- **Pinault Bois & Matériaux** sales rose 0.3% in the first quarter of 2002, mainly reflecting acquisitions made in 2001. On a comparable basis in terms of structure, exchange rate and number of days, business was stable. This includes the slowdown in distribution activity (-0.2%), the positive performance of the importing and processing business (+2.1%) and strong growth in Morocco (+4.9%). The unfavourable calendar effect caused a 1.6% decline in activity.

- **Guilbert** sales were up 0.6% at March 31, 2002, mainly reflecting the integration of Guilbert Office Product (Netherlands) consolidated at October 1, 2001. On a comparable structure and exchange rate basis, activity slipped by 4.3%, after the sharp 8.3% rise in the first quarter of 2001. Excluding unfavourable calendar effects, the slowdown represented 2.1%. On a comparable basis in terms of structure, exchange rate and number of days, activity was boosted by a 2.1% increase in the mail-order business and

strong performance by Neat Ideas (17.2%) and Kalamazoo (13.8%). Activity in the office supplies sector was down 3.4%.

- **CFAO** sales are still strong, with growth of 9.5% in actual terms and 7.4% on a comparable structure and exchange rate basis. Excellent performances were recorded in Western Africa, up 16.2% in actual terms and 19.3% on a comparable basis. Central Africa and the Eurafrica region (French overseas departments and territories, Eastern and Southern Africa, as well as North Africa) also recorded strong growth of 4.9% on a comparable basis. Activity in the pharmaceuticals sector grew 3.5% on a comparable basis and 6.9% in actual terms.


**CONTACTS**

| | | |
|---|---|---|
| **Press:** | Laetitia Olivier | 00 331 44 90 63 80 |
| **Analysts/Investors:** | David Newhouse | 00 331 44 90 63 23 |
| | Alexandre de Brettes | 00 331 44 90 61 49 |

**Press website:** www.pprpress.com

**Analyst/Investors website:** www.pprfinance.com